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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings
                                                            Twelve Months Ended
                                                             November 30, 1994
                                                          (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

  Fixed charges, as defined:
    Interest on long-term debt                                  $ 37,715
    Amortization of debt premium, discount and expense               516
    Other interest                                                 3,337
    Estimated interest factor of rental charges                    1,184
                   Total fixed charges                          $ 42,752

  Earnings as defined:
    Net earnings per statement of earnings                      $ 97,291
    Fixed charges as shown                                        42,752
    Income taxes:
      Federal-current                                             41,464
      Federal-deferred                                            13,734
      State                                                        1,713
    Investment tax credits                                          (250)
    Earnings available for fixed charges                        $196,704
  Ratio of earnings to fixed charges                                4.60

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

  Total fixed charges, as shown above                           $ 42,752
  Preferred dividend requirements*                                 7,668
                   Total fixed charges and preferred
                     dividend requirements combined             $ 50,420

  Earnings available for fixed charges and preferred dividend
    requirements combined                                       $196,704

  Ratio of earnings to fixed charges and preferred dividend
    requirements combined                                           3.90

     *Preferred dividend requirements:
        Annual preferred dividend requirement                   $  4,878
        Less amount deductible for income tax purposes                84
          Net requirement [A]                                   $  4,794
        1 / (100% - effective tax rate) [B]                        1.582
        Effective tax rate                                         36.8%
        [A] x [B]                                               $  7,584
        Add amount deductible for income tax purposes                 84
        Preferred dividend requirements                         $  7,668
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